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SEC Mail Processing Section
FEB 29 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67127

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Watson Management Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 Grand Street #2A
(No. and Street)

New York (City) New York (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Stoltz 516 222 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

529 Ffith Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Watson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watson Management Associates, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/24/16

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of New York }
County of New York } ss.

☑ See Attached Document (Notary to cross out lines 1–7 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ~~________~~
2 ~~________~~
3 ~~________~~
4 ~~________~~
5 ~~________~~
6 ~~________~~
7 ~~________~~

Signature of Document Signer No. 1 | *Signature of Document Signer No. 2 (if any)*

Subscribed and sworn to (or affirmed) before me

this 24th day of February, 2016, by
Date *Month* *Year*

Patrick S Watson
Name of Signer No. 1

N/A
Name of Signer No. 2 (if any)

[signature]
Signature of Notary Public


JOSIN LIN
Notary Public - State of New York
NO. 01LI6308969
Qualified in Kings County
My Commission Expires Aug 4, 2018

Place Notary Seal/Stamp Above

Any Other Required Information
(Residence, Expiration Date, etc.)

OPTIONAL

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: 12/31/2015 Number of Pages: two pages

Signer(s) Other Than Named Above: N/A

WATSON MANAGEMENT ASSOCIATES, LLC
(A Limited Liability Company)

DECEMBER 31, 2015

TABLE OF CONTENTS



CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Watson Management Associates, LLC

We have audited the accompanying statement of financial condition of Watson Management Associates, LLC as of December 31, 2015. This financial statement is the responsibility of Watson Management Associates, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Watson Management Associates, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2016

WATSON MANAGEMENT ASSOCIATES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash	$	160,202
Other assets		5,077
Total assets	$	165,279
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	19,432
Member's equity		145,847
Total liabilities and member's equity	$	165,279

See accompanying notes to the statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Watson Management Associates, LLC (the "Company") was formed as a Delaware limited liability company on May 2, 2005. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on April 26, 2006. The Company was formed to act as an introducing broker of investors to investment funds, private placements or private offerings, private fund managers, and investment advisors. The sole member of the Company (the "member") is also the sole member of a related entity that provides services and receives referral fees for non-securities-related transactions (see Note 4).

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee. The limited liability agreement provides for the dissolution of the Company on December 31, 2035, unless dissolved earlier by the member.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of the member, who is responsible for any taxes thereon. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to local income tax examinations by taxing authorities for years before 2012.

4. RELATED-PARTY TRANSACTIONS

In accordance with an agreement between the member and the Company, operating expenses of the Company are paid by the member. Under the agreement, the member allocates to the Company its share of these operating expenses, including rent, telephone and other expenses normally associated with the operation of the Company.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (the "Rule") of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2015, the Company had net capital, as defined, of $140,770, which exceeded the required minimum net capital of $5,000 by $135,770. Aggregate indebtedness at December 31, 2015 totaled $19,432. The Company's percentage of aggregate indebtedness to net capital was 13.8% at December 31, 2015.

6. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2015 and determined that there are no material events that would require disclosures in the Company's statement of financial condition.